Exhibit 99.2

BRF - BRASIL FOODS S.A.
(current corporate denomination of Perdigão S.A)
A Publicly Traded Company
CNPJ n° 01.838.723/0001-27
Rua Jorge Tzachel, 475
Itajaí - SC

ANNOUNCEMENT TO THE SHAREHOLDERS

BRF – Brasil Foods S.A. (BOVESPA: PRGA3; NYSE: PDA) wishes to inform that the fractions arising from the merger of shares approved by the Extraordinary General Meetings (“EGM”) held on July 8 and August 18 2009, were sold by auction conducted through the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) on November 17, the result of which is shown below:

Ticker	Type	Quantity of Shares Offered	Quantity of Shares Sold	Net Amount
PRGA3	Common	14,317	14,317	606,728.80

The values resulting from the sale of the shares in the auction shall be made available as from November 26 2009, in the name of their respective shareholders with title to the share fractions, in the following manner:

(1) The shareholders that have already notified a bank account for crediting dividends shall be automatically credited in the same account with the corresponding value arising from the sale of the fractions.

(2) For the shareholders that have not notified a bank account or with stale registration details, the corresponding value shall be held at their disposal at Itaú Corretora de Valores S.A. as from the same date, through the presentation of documentation substantiating ownership or identification, as the case may be.

(3) Those shareholders which have shares held in custody with BM&FBOVESPA shall receive the funds resulting from the sale of the fractions through their Custody Agents.

São Paulo-SP, November 19 2009.

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Officer

BRF – BRASIL FOODS S.A